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SEC FILE NUMBER
8-48011

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RenCap Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

142 W 57th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carlos Valdes	212-824-1091	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Carlos Valdes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RenCap Securities, Inc, as of March 28th, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] 03/28/23

Title:
Director Financial Operations

[signature]
Notary Public

JOHN DAILY
Notary Public - State of New York
NO. 01DA6389694
Qualified in Kings County
My Commission Expires Apr 1, 2023

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RenCap Securities, Inc.

Financial Statements and Supplemental Information

For the Year Ended December 31, 2022

Contents

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **RenCap Securities, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt About the Company's ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplemental Information

The information presented in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
March 27, 2023

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2022

Assets	
Cash	$ 6,488,616
Restricted Cash	2,033,325
Due from clearing broker	994,080
Prepaid income tax	16,804
Due from affiliate	312,123
Prepayments	53,333
Deferred tax asset, net	104,541
Other assets	135,493
Total assets	$ 10,138,315
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 171,593
Due to affiliates	2,184,914
Total liabilities	$ 2,356,507
Commitments and Contingencies	
Stockholder's equity:	
Common stock, $0.001 par value; 1,000 shares authorized, issued, and outstanding	1
Additional paid-in capital	4,749,999
Retained earnings	3,031,808
Total stockholder's equity	7,781,808
Total liabilities and stockholder's equity	$ 10,138,135

The accompanying notes are an integral part of these financial statements.

RenCap Securities, Inc.

Statement of Income

For the Year Ended December 31, 2022

Revenues	
Fees from related party	$ 9,252,363
Commission revenue	707,076
Research revenue	93,435
Interest on loan	11,423
Total revenues	10,064,297
Expenses	
Compensation and benefits	7,443,577
Professional fees	372,846
Occupancy	514,231
Depreciation and amortization	135,463
Communications	303,412
Brokerage and clearing fees	367,299
Other	12,536
Total expenses	9,149,364
Income before income tax expense	914,933
Income tax expense	194,630
Net income	$ 720,303

The accompanying notes are an integral part of these financial statements.

RenCap Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2022

	Shares No.	Par Value	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2022	1,000	$ 1	$ 4,749,999	$ 2,311,505	7,061,505
Net income	-	-	---	720,303	720,303
Balance at December 31, 2022	1,000	$ 1	$ 4,749,999	$ 3,031,808	$ 7,781,808

The accompanying notes are an integral part of these financial statements.

RenCap Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash flows from operating activities	
Net income	$ 720,303
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	135,463
Amortization of right-of-use assets	263,175
Changes in operating assets and liabilities:	
Deposits and due from clearing broker	86,228
Deferred tax asset	70,353
Prepaid income tax	27,603
Due from affiliates	317,812
Other assets, net	(4,253)
Accounts payable and accrued expenses	57,769
Due to affiliates	2,184,914
Accrued compensation	(991,982)
Long term lease liability	(253,697)
Net cash provided by operating activities	2,613,688
Cash flows from investing activities	
Advance to related party	(3,000,000)
Repayment from related party	3,000,000
Net cash provided by investing activities	-
Cash – beginning of the year	5,908,253
Cash and Restricted Cash – end of the year	8,521,941
	$ 2,613,688
Supplemental disclosure of cash flow information	
Cash paid for:	
Income taxes	$ 194,630
Interest	$ -

The accompanying notes are an integral part of these financial statements.

RenCap Securities, Inc.

Notes to Financial Statements

December 31, 2022

1. Organization

RenCap Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company is a wholly-owned subsidiary of Renaissance Capital Services Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda.

Through May 2022, the Company engaged in providing execution services in equities and fixed income products to its customer base comprised of USA based Institutional Investors that invest in emerging frontier markets across Europe, Middle East, Africa and North America. In exchange for these services, the Company earned a net share of commission and brokerage income.

The Company has entered into agency and services agreements with affiliated companies under common ownership. The agreements in place govern the relationship between RenCap Securities, Inc. and its affiliated companies, and defines the parameters by which the Company operates with their affiliates. The SEC regulates the solicitation and sale of any security to all US based buyers. These activities must be undertaken through RenCap Securities, Inc.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (Continued)

Cash Concentration

The Company maintains cash balances with financial institutions of $8,521,941 which is insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC"), for up to $250,000. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Equipment

Furniture, equipment, and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

Revenue Recognition

The Company recognizes revenues in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company's revenue includes fees from related party, commission revenue and research revenue.

Fees from Related Party

Fees from related party revenues are earned according to the cost-plus transfer pricing methodology, in which expenses are reimbursed at cost plus 10%, net of revenue earned from unrelated parties. The Company's transfer pricing study evaluates the Company's transfer pricing methodology benchmark with respect to intercompany transactions for tax year ended December 31, 2022. The Company will realize fees from related party as revenue if monthly revenue generated from unrelated parties by the Company fails to exceed total expenses plus 10%. See note 8.

2. Summary of Significant Accounting Policies (Continued)

Commissions

The commission revenue was realized from trades cleared through the Company's clearing broker, RBC Capital Markets, "RBC" in addition to commissions received from trades cleared through the Company's affiliates where commissions are recorded based on commissions shared agreements.

Commission revenues include revenues resulting from executing stock exchange-listed securities, over-the-counter securities, and other transactions as agent for the Company's clients. Commission revenues are recorded on a trade-date basis. The Company's commission revenue is primarily earned from equities execution services to its US customers focusing on frontier and emerging markets. As of May 2022, the Company ceased brokerage activities and had no further commissions revenue. See note 4.

Research Revenue

Research revenues are generated by providing personalized research exclusively to the Company's clientele. The Company recognizes research revenue upon successful completion of its obligations in accordance with the terms of the agreement.

Income Taxes

The Company accounts for taxes in accordance with ASC 740, Income Taxes. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. ASC 740-10, Accounting for Uncertainty in Income Taxes, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties and requires additional tax disclosures on tax reserves.

2. Summary of Significant Accounting Policies (Continued)

The Company recognizes interest and penalties, if any, to unrecognized tax benefits as income tax expense in the statement of income.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date these financial statements were issued. See note 8.

3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the SEC. This rule requires the maintenance of minimum net capital of $250,000.

The Company complies with the alternative net capital requirement allowed in Appendix E of Rule 15c3-1. At December 31, 2022, the Company had net capital of $4,132,109 which was $3,882,109 excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

4. Receivables from Clearing Broker

Through May 2022, the Company introduced and cleared customer trades on a fully disclosed basis through its former clearing broker, RBC Capital Markets, ("RBC"). During May 2022, RBC terminated its agreement with the Company. At December 31, 2022, the total amount due from RBC was $994,080 consists of the clearing deposit which RBC has held due to outstanding failed transactions still on the books of RBC. The Company has addressed the open transaction but there is currently no timetable for a resolution.

5. Income Taxes

Income tax expense consists of the following for the year ended December 31, 2022:

Current Tax Expense:		
Federal	$	124,144
State and Local		-
Total Current Tax Expense		124,144
Deferred Tax Expense:		
Federal		7,405
State and Local		63,081
Total Deferred Tax Expense		70,486
Total Income Tax Expense, Net	$	194,630

The Company's statutory rate of 21% doesn't agree to the effective rate of 27.63% due primarily to the effects of state income taxes, meals and entertainment, and other temporary differences.

At December 31, 2022, the Company recorded a deferred tax asset of $104,541 (net of deferred tax liability of $49,831, which primarily relates to depreciation and state net operating loss carryforwards ("NOLs").

At December 31, 2022, the Company did not record a valuation allowance for its deferred tax assets as it is more likely than not that the deferred tax asset will be fully realized. The Company analyzed its tax positions with respect to applicable income taxes for open tax years in each respective jurisdiction with a tax analysis as of December 31, 2022 and determined that there was no requirement to accrue any liabilities, pursuant to ASC 740-10. Accordingly, the Company did not accrue any interest or penalties for the year ended December 31, 2022.

The Company is not currently under examination but is subject to examination for the 2018 through 2022 tax years for Federal and state purposes.

6. Related-Party Transactions

Fees from related parties of $9,252,363 are earned according to the cost-plus transfer pricing methodology the Company has in place with its affiliate, Renaissance Securities (Cyprus) Ltd. (see note 2).

6. Related-Party Transactions (Continued)

Interest on loan on the statement of income was earned providing loans to Renaissance Financial Holdings Limited, a related party, of $2,000,000 and $1,000,000 for a 3 month term at 2.5% per annum. The loans were repaid before December 31, 2022.

Due from affiliates on the statement of financial condition of $312,123 is reimbursements due to transfer pricing. Due to affiliates on the statement of financial condition of $2,184,914 are funds used to facilitate invoice payments for Renaissance Capital Ltd.

7. Commitments and Contingencies

Off Balance Sheet Risk

In the normal course of business, the Company had entered various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk. However, as of May 2022, the Company ceased brokerage activities and had no further equity transactions.

The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. At December 31, 2022 the Company was the introducing broker dealer for 2 failed transactions for a total of $994,080. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

Litigation

From time to time, the Company may be involved in ordinary routine litigation or examinations incidental to its business. Currently, there are no litigations against the Company. However, there is Securities and Exchange Commission examination, the resolution of which cannot be determined at this time. As of December 31, 2022 there are no outstanding issues that are expected to have a material impact to the financial statements.

Indemnifications

As noted in Note 4, the Company functioned as an introducing broker that placed and executed customer orders through May 2022. The orders were then settled by an unrelated and affiliated clearing organizations that maintained custody of customers' securities.

Financial instruments were to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company sought to control the risks associated with customer activities through customer screening and selection

7. Commitments and Contingencies (Continued)

procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies. See Note 4.

8. Going Concern

Due to the economic fallout of the Russian invasion of Ukraine, the Company's business has been impacted. This raises substantial concern about the ability of the Company to continue as a going concern for the next twelve months from the date that the financial statements are issued.

At this time, management has engaged outside counsel and is conducting a review of a potential management buyout of the Company with the current staff in place. Effective January 2023, the Company's parent ceased reimbursing the Company under the cost-plus transfer pricing agreement as Management of the Company works to negotiate a buyout of the Company. No formal plans or agreements have been entered into as of the date of issuance.

Supplemental Information

RenCap Securities, Inc.

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2022

Total stockholder's equity	$ 7,781,808
Deductions and non-allowable assets:	
Restricted Cash	2,033,325
Prepaid income tax	16,804
Prepayments	53,333
Due from affiliates	312,123
Deferred tax asset, net	104,541
Other assets	135,493
Clearing deposit	994,080
Total non-allowable assets	3,649,699
Net capital	4,132,109
Computation of alternative net capital requirement	
Minimum net capital requirement	250,000
Excess net capital	$3,882,109

Statement pursuant to paragraph (d) (4) of SEC Rule 17a-5

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of December 31, 2022, filed on March 27, 2023.

SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RenCap Securities, Inc.

Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption)

December 31, 2022

The computation for determination of reserve requirements is not applicable to RenCap Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and the Company's other business activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

RenCap Securities, Inc.

Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption)

December 31, 2022

The information relating to possession or control requirements is not applicable to RenCap Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and the Company's other business activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **RenCap Securities, Inc.**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) RenCap Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision"), and (2) RenCap Securities, Inc. stated that RenCap Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to fees received from a related party under a transfer pricing agreement and research revenue. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

RenCap Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RenCap Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Ouestions.

Marcum LLP

Deerfield, Illinois
March 27, 2023

RenCap Securities

RenCap Securities, Inc.
780 Third Avenue
20th Floor
New York, NY 10017
Tel: (212) 824-1099
Fax: (212) 824-1098

RenCap Securities, Inc. Exemption Report

RenCap Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states that the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240. (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) for the period from January 1, 2021 to December 31, 2022 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5 are limited to (1) fees received from a related party under a transfer pricing agreement and (2) research revenue and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in complains with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issues or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c-3-3) throughout the most recent fiscal year without exception.

RenCap Securities, Inc.

I, Carlos Valdes swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2022

BY: DocuSigned by: Carlos Valdes
E60B8FE03AED4F2...

Director Financial Operations

Date: 3/24/2023